06.30.08

SEMI ANNUAL REPORT



INTRODUCTION

THANK YOU...for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.ws
Manage your personal account of Ancora Funds online.

ANCORA FUNDS

TABLE OF CONTENTS

This report and the audited financial statement contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Dear Shareholder:

There should be no question in anyone's mind as to the reasons why stocks and bonds performed so poorly during the first half of 2008. As we entered the year the price of an American home was in decline for the first time in recent memory, and an increasing segment of the population was either unable or unwilling to make payments on their mortgage debt. For a variety of reasons, including the housing and mortgage mess, the balance sheets of banks and brokers continued to deteriorate, and by June 30, there was a sense that the entire financial systems was in the throes of collapse.

To help stem the tide of financial stress, the Federal Reserve lowered the targeted Fed Funds rate from 4.25% in January to 2.00% in June, but was unable to effect the long term Treasury which ended the first half virtually unchanged. In fact, interest rates on less secure debt, including prime mortgage debt, continued to increase while yields on investment grade financials rose well into double digits. A 2.00% fed funds rate is intended to aid financial firms by increasing the spread between the cost of money and the investment return but, as is often the case, the unintended consequences of higher inflation and a weaker dollar seems much more consequential for the longer run.

As with all of the recessions of the past, there should be light at the end of the tunnel, i.e. the economic adjustments which occur during recessions lead the way out to economic prosperity. For example, recessions of the past often developed from the accumulation of productive activity. Since the 1960's monetary policy adjustments provided the fuel for the turnaround.

It appears that our current woes have little relationship to the past, however. Monetary policy has virtually no effect on declining home prices, increasing consumer debt, and the transfer of our wealth to unfriendly countries. Because of our presence in Iraq, the financial burden well outweighs the positive effects of increased war production. The prospect of higher taxes, increasing inflation and the other consequences of a weak dollar and banking, will have and continue to destroy our capital, and the addition of fresh capital will demand higher consumer prices, i.e. lower living standards.

In order to adjust to and/or ultimately alter these prospects we will need to change our thinking as well as our expectations; and herein lies the investment opportunities. At Ancora, we are rethinking the way Americans will live 5 and 10 years from now, and then selecting the companies today that will most likely benefit.

Ancora Income Fund

Through the first six months of 2008, the Ancora Income Fund slightly outperformed the Lehman Aggregate Bond Index, producing a 1.16% total return for the "C" shares (1.29% for the "D" shares) versus 0.70% for the Lehman Bond Aggregate Index. Although the discounts on our closed-end investment company positions narrowed slightly during this period, virtually nothing else in the market went right. While the Fed lowered its targeted fed funds rate from 4.25% to 2.00%, yields on the long end of our portfolio increased due to greater inflationary expectations. This caused some deterioration in asset value. More importantly, however, Bank of America and Wachovia significantly declined due to a crisis of confidence in the entire financial system. On the positive side, we were able to do some repositioning hereby increasing the portfolio's internal rate of return and the expectation of a dividend increase in the future.

LETTER TO SHAREHOLDERS (CONTINUED)

Ancora Equity Fund

Stocks performed poorly during the first half of 2008. The S&P 500 Index declined nearly 12.00% while the "C" and "D" shares of the Ancora Equity Fund fared slightly better declining 10.82% and 10.59%, respectively. Except for our position in American Express we managed to avoid owning all other financially related investments. Technology did not perform well and our overweight in this sector including Cisco, Intel and Microsoft caused downward pressure on price. International Business Machines was the exception, however, as it advanced through the period. Considering that we outperformed the S&P 500 Index for all of 2007 (9.35% versus 5.49%) and through the first half of 2008, we have been generally satisfied with our performance.

Ancora Special Opportunity Fund

Although in recent days the Ancora Special Opportunity Fund has meaningfully gained against the Wilshire 5000 Index, the total return during the first six months of 2008 fell slightly behind the Index producing a negative 11.46% and a negative 11.21% for the "C" and "D" shares respectively versus a negative 10.92% for the Index. While the lack of the big winners was clearly evident during the period, the shares of Journal Register was certainly the most disappointing declining over 80% and offsetting the progress made in other sectors of the portfolio. We continue to reposition the portfolio seeking out companies which we believe will be the big winners in future months.

Ancora Homeland Security Fund

The Homeland Security Fund during the first half of 2008 performed well versus its benchmarks. For the six months the fund was down less than 4.00% compared to approximately -11.00% for Wilshire 5000 Index and down almost 18.00% for the SPADE Defense Index. While the fund has performed relatively well all year the bulk of the outperformance occurred in the second quarter when the fund was up over 5.00% compared to declines in the benchmarks. We attribute this relative improvement to the fact that many of the small cap companies which comprise the Homeland Security Fund had been unduly depressed during prior periods and begun to recover to more normal valuations.

Sincerely,

Richard A Barone
Chairman

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although its lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS D	ANIDX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS D	ANQDX	1/5/2004
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS D	ANSDX	1/5/2004
ANCORA HOMELAND SECURITY FUND		
CLASS C	ANHCX	1/10/2006
CLASS D	ANHDX	1/10/2006

Distinguishing Features of Ancora:

Consistent investment process:
Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:
Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus
Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability
As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team
Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$19.0 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANICX
CLASS D – ANIDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of June 30, 2008

INVESTMENT STRATEGY

■ Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.

■ Seeks to optimize return potential while maintaining moderate risk exposure

■ Utilizes bonds from well-established corporations and government agencies

■ Seeks to add value by actively managing duration

■ Sell discipline helps to manage risk

INVESTOR PROFILE

■ This Fund may be suitable for investors who seek:

■ To maximize current income from a high quality investment portfolio.

Six Months Ended 06/30/08

Best Performing Securities:

■ CorTS Trust Bellsouth 7.00%
■ Public Storage 7.50%
■ CorTS Bristol Myers Squibb 6.80%
■ Equity Residential 6.48%
■ Royce Value Trust 5.90%

Worst Performing Securities

■ KeyCorp Cap X 8.00%
■ Nuveen Preferred Fund
■ Hancock Patriot Select Fund
■ Nuveen Income Growth
■ Wachovia Capital Trust 6.75%

TOP HOLDINGS: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
First American Government Obligations Fund	8.2%
Corporate-Backed Trust Verizon – 7.625%	4.4%
CorTS Trust Disney – 6.875%	4.2%
Montgomery Street Income	4.2%
CorTS Trust IBM - 7.00%	3.9%
Nuveen Preferred & Convertible Income Fund	3.8%
Corporate-Backed Trust Bristol Myers Squibb – 6.80%	3.7%
General Electric Capital – 6.625%	3.6%
Royce Value Trust – 5.90%	3.5%
Gabelli Dividend & Income Fund – 5.875%	3.5%

SECTOR DIVERSIFICATION: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
Third Party Trust Preferreds	52.34%
Closed-End Income Funds	17.14%
Closed-End Bond Fund, Senior Securities	8.22%
REIT Preferred Shares	13.57%
Money Market Securities	8.16%
Other	0.57%

TOTAL RETURNS: JUNE 30, 2008 [d]

	YTD 2008	ONE YEAR	THREE YEARS	INCEP TD[a]
ANCORA INCOME FUND - C[b]	1.16%	-3.81%	1.15%	2.33%
ANCORA INCOME FUND - D[b]	1.29%	-3.51%	1.38%	2.57%
LEHMAN AGG INDEX[c]	0.70%	6.68%	3.94%	4.41%

[a] Inception data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees. The Lehman Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
[d] Data is unaudited.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2008. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Third Party Trust Preferreds		
17,000	Allied Cap – 6.875%	256,360	
17,000	BAC Capital Trust III - 7.00%	372,980	
25,000	Bank One Cap VI - 7.20%	585,000	
15,000	BNY Capital V Trust	310,500	
15,000	Citigroup Capital VI - 7.125%	311,100	
13,900	Corporate-Backed Trust Boeing - 6.05%	329,569	
29,000	Corporate-Backed Trust Bristol Myers Squibb - 6.80%	700,350	
2,000	Corporate-Backed Trust AIG- 6.70%	38,720	
33,300	Corporate-Backed Trust FedEx – 7.75%	331,002	
8,000	Corporate-Backed Trust HSBC - 6.25%	166,240	
33,000	Corporate-Backed Trust Verizon – 7.625%	825,330	
6,000	Corporate-Backed Trust Motorola - 8.20%	120,960	
21,00	CorTS Trust II BellSouth - 7.00%	477,750	
31,600	CorTS Trust Disney - 6.875%	802,640	
29,400	CorTS Trust IBM - 7.00%	734,412	
2,000	Fifth Third Capital Trust – 7.25%	32,320	
27,200	General Electric Capital - 6.625%	687,072	
17,000	Keycorp Cap - 8.00%	272,000	
15,000	MBNA Capital D - 8.125%	357,900	
15,000	Merrill Lynch Preferred- 7.00%	266,250	
15,000	PNC Capital Trust E – 7.75%	337,050	
3,000	Preferredplus Trust - Liberty Media Corp. - 7.00%	53,160	
10,000	Preferredplus Trust - Goldman Sachs - 6.00%	202,000	
15,900	Saturns Dow Chemical – 6.375%	368,403	
26,000	Viacom Inc New 6.85%	568,100	
24,000	Wachovia Capital Trust IV - 6.75%	419,760	
	TOTAL THIRD PARTY TRUST PREFERREDS (Cost $10,957,467)	9,926,928	52.34%
	Investment Companies		
	Closed-End Income Funds		
70,000	John Hancock Patriot Select Dividend	631,400	
50,000	Montgomery Street Income	792,000	
75,000	Nuveen Preferred & Convertible Income Fund	721,500	
50,000	Nuveen Preferred & Convertible Income Fund 2	493,500	
50,000	Western Asset Claymore Inflation-Linked Opportunity and Income Fund	613,500	
		3,251,900	17.14%

* See accompanying notes which are an integral part of the financial statements

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Closed-End Fund, Senior Securities		
10,400	Gabelli Convertible and Income Securities Fund, Inc. - 6.00%	244,400	
29,000	Gabelli Dividend & Income Fund - 5.875%	655,980	
29,000	Royce Value Trust Inc. - 5.90%	658,880	
		1,559,260	8.22%
	TOTAL INVESTMENT COMPANIES (Cost $5,592,054)	4,811,160	25.36%
	REIT Preferred Shares		
27,600	Equity Residential - 6.48%, Series N	585,534	
3,000	Duke Realty Corp – 8.375%	71,610	
30,000	Kimco Realty - 6.65%, Series F	637,500	
28,400	Prologis Trust G - 6.75%, Series G	593,560	
20,000	Public Storage - 7.50%, Series V	492,000	
10,000	Public Storage - 6.45%, Series X	194,300	
	TOTAL REIT PREFERRED SHARES (Cost $2,738,600)	2,574,504	13.57%
	Money Market Securities		
	First American Government Obligations Fund -		
1,547,770	Class Y 1.89%, **(Cost $1,547,770)** (a)	1,547,770	8.16%
	TOTAL INVESTMENTS (Cost $19,431,883)	18,860,362	99.43%
	Liabilities in excess of other assets	107,600	0.57%
	TOTAL NET ASSETS	18,967,962	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Variable rate security; the coupon rate shown represents the rate at June 30, 2008.

ANCORA
EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$13.7 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANQCX
CLASS D – ANQDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of June 30, 2008

ANCORA EQUITY FUND

INVESTMENT STRATEGY

■ Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■ Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 6/30/08

Best Performing Securities:

■ Apache
■ Snap-On
■ International Business Machines
■ Nabors Industries
■ Laboratory American Holdings

Worst Performing Securities:

■ EMC Corp.
■ Pfizer
■ American Express
■ General Electric
■ International Game Technology

TOP HOLDINGS: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
International Business Machines	5.2%
Gabelli Dividend & Income Trust	5.2%
Apache	5.1%
Intel	4.7%
ITT Corporation	4.6%
Pfizer	4.5%
Time Warner	4.3%
General Electric	4.3%
Microsoft	4.0%
EMC	3.8%

SECTOR DIVERSIFICATION: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
Aerospace & Defense	5.06%
Consumer Products & Services	5.66%
Energy	5.08%
Entertainment & Media	13.05%
Financial Services	4.51%
Healthcare	6.82%
Machinery & Equipment	16.13%
Technology	26.47%
Telecommunications	2.46%
Investment Companies	12.05%
Money Market Securities	3.59%
Other	-0.88%

TOTAL RETURNS: JUNE 30, 2008 [d]

	YTD 2008	ONE YEAR	THREE YEARS	INCEP TD[a]
ANCORA EQUITY FUND - C[b]	-10.82%	-9.52%	3.83%	5.04%
ANCORA EQUITY FUND - D[b]	-10.59%	-9.06%	4.45%	5.62%
S&P 500 INDEX[c]	-11.91%	-13.12%	4.41%	5.18%

[a] Inception data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
[d] Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2008. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results.

ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Aerospace & Defense		
5,000	Boeing Co.	328,600	
4,000	L-3 Communications Holdings, Inc.	363,480	
		692,080	5.06%
	Consumer Products & Services		
5,000	3M Company	347,950	
7,000	Procter & Gamble	425,670	
		773,620	5.66%
	Energy		
5,000	Apache Corp.	695,000	
		695,000	5.08%
	Entertainment & Media		
5,000	Carnival Corporation	164,800	
12,000	International Game Technology	299,760	
12,000	Gannett Company	260,040	
40,000	Time Warner, Inc.	592,000	
15,000	Walt Disney Co.	468,000	
		1,748,600	13.05%
	Financial Services		
12,000	American Express Co.	452,040	
15,000	Keycorp	164,700	
		616,740	4.51%
	Healthcare		
5,000	Johnson & Johnson	321,700	
35,000	Pfizer Inc.	611,450	
		933,150	6.82%
	Machinery & Equipment		
3,000	Caterpillar Inc.	221,460	
22,000	General Electric Co.	287,180	
10,000	ITT Corporation	633,300	
7,000	Snap-On Incorporated	364,070	
10,000	Tyco International LTD.	400,400	
		2,206,410	16.13%
	Technology		
22,000	Cisco Systems (a)	511,720	
35,000	EMC (a)	514,150	
5,000	Garmin	214,200	
30,000	Intel	644,400	
6,000	International Business Machines	711,180	
20,000	Microsoft	550,200	
35,000	Xerox	474,600	
		3,620,450	26.47%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES			VALUE	% ASSETS
	Telecommunications			
10,000	AT&T Corporation		336,900	
			336,900	2.46%
	TOTAL COMMON STOCKS (Cost $11,530,084)		11,658,950	85.24%
	Investment Companies			
	Boulder Total Return Fund, Inc.		198,550	
	Gabelli Dividend & Income Trust		706,000	
	John Hancock Bank & Thrift Opportunity Fund		456,000	
	Nuveen Core Equity Alpha Fund		288,000	
	TOTAL INVESTMENT COMPANIES (Cost $1,734,506)		1,648,550	12.05%
	Money Market Securities			
490,562	First American Government Obligations Fund -		490,562	3.59%
	Class Y 1.89%, (b) **(Cost $490,562)**			
	Money Market Securities			
	TOTAL INVESTMENTS (Cost $13,755,152)		13,798,062	100.87%
	Liabilities in Excess of Other Assets		(119,464)	(0.88)%
	TOTAL NET ASSETS		13,678,598	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at June 30, 2008.

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS

$8.8 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANSCX
CLASS D – ANSDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of June 30, 2008

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 6/30/08

Best Performing Securities
■ Meridian Resource
■ Nautilus
■ Yahoo!
■ LSI Logic
■ Ashworth

Worst Performing Securities
■ Journal Register
■ Gevity HR
■ Bankatlantic Bancorp
■ Ore Pharmaceutical
■ RAE Systems

TOP HOLDINGS: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
First American Government Obligations Fund	18.4%
Boulder Total Return Fund	5.1%
Meridian Resource Corp.	4.7%
LSI Logic Corp.	4.5%
Mace Security International	4.5%
Gevity HR	4.3%
PVF Capital	4.2%
Gabelli Dividend & Income Trust	4.0%
Ashworth	4.0%
AmeriServ Financial	3.4%

SECTOR DIVERSIFICATION: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
Consumer Products and Services	6.33%
Corporate Services	4.28%
Entertainment & Media	0.72%
Financial	17.42%
Healthcare	11.00%
Oil & Gas	4.70%
Technology	14.04%
Telecommunications	0.77%
Affiliated Issuers	11.42%
Investment Companies	11.42%
Money Market Securities	18.42%
Other	-0.52%

TOTAL RETURNS: JUNE 30, 2008 [d]

	YTD 2008	ONE YEAR	THREE YEARS	INCEP TD[a]
ANCORA SPECIAL OPP - C[b]	-11.46%	-20.30%	-1.71%	0.72%
ANCORA SPECIAL OPP - D[b]	-11.21%	-19.93%	-1.28%	1.19%
WILSHIRE 5000 INDEX[c]	-10.92%	-13.24%	4.73%	5.64%

[a] Inception data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
[d] Data is unaudited.



The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2008. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Consumer Products & Services		
100,000	Ashworth Inc. (a)	349,000	
50,000	Eddie Bauer Holdings (a)	207,500	
		556,500	6.33%
	Corporate Services		
70,000	Gevity HR Inc.	376,600	
		376,600	4.28%
	Entertainment & Media		
350,000	Journal Register	63,000	
		63,000	0.72%
	Financial		
15,000	Allied Cap – 6.875%	226,200	
50,000	Ambac Financial Group	67,000	
100,000	AmeriServ Financial Inc. (a)	298,000	
150,000	Bankatlantic Bancorp	264,000	
40,000	First Horizon National	297,200	
15,000	Keycorp Cap - X 8.00%	240,000	
35,000	MCG Capital	139,300	
		1,531,700	17.42%
	Healthcare		
20,000	Albany Molecular Research Inc. (a)	265,400	
22,000	Biovail	212,300	
108,000	Candela (a)	251,640	
30,000	Ore Pharmaceuticals Inc. (Gene Logic Inc.) (a)	39,600	
160,000	Safeguard Scientific (a)	198,400	
		967,340	11.00%
	Oil & Gas		
140,000	Meridian Resource (a)	413,000	
		413,000	4.70%
	Technology		
50,000	Active Power (a)	58,500	
100,000	Applied Digital Solutions (a)	76,000	
1,400	Cobra Electronics	3,822	
65,000	LSI Logic (a)	399,100	
10,000	OPTi (a)	28,000	
70,000	RAE Systems (a)	100,100	
60,000	Symmetricom (a)	268,800	
60,000	VeriChip (a)	93,600	
10,000	Yahoo! (a)	206,600	
		1,234,522	14.04%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES			VALUE	% ASSETS
	Telecommunications			
50,000	Westell Technologies (a)		67,500	
			67,500	0.77%
	Affiliated Issuers			
250,000	Mace Security International (a) (c)		397,500	
50,000	PVF Capital Corp. (c)		365,000	
201,000	REMEC, Inc. (a) (c)		241,200	
			1,003,700	11.42%
	TOTAL COMMON STOCKS (Cost $7,598,309)		6,213,862	70.68%
	Investment Companies			
25,000	Boulder Total Return Fund		451,250	
20,000	Gabelli Dividend & Income Trust		353,000	
125,000	New America High Income Fund		200,000	
	TOTAL INVESTMENT COMPANIES (Cost $1,238,621)		1,004,250	11.42%
	Money Market Securities			
1,618,505	First American Government Obligations Fund -		1,618,505	18.42%
	Class Y , 189%, **(Cost $1,618,505)** (b)			
	TOTAL INVESTMENTS (Cost $10,256,750)		8,836,617	100.52%
	Other Assets Less Liabilities		(46,214)	(0.52)%
	TOTAL NET ASSETS		8,790,403	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at June 30, 2008.
c) Fund, Advisor, and other related entities own more than 5% of security.

ANCORA HOMELAND SECURITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA HOMELAND SECURITY FUND SEEKS TO OBTAIN A HIGH TOTAL RETURN.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
39 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysts.

FUND STATISTICS:

_____

NET ASSETS:

$2.8 MILLION*

_____

INCEPTION DATE:

JANUARY 10, 2006

_____

TICKERS:

CLASS C – ANHCX
CLASS D – ANHDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of June 30, 2008

ANCORA HOMELAND SECURITY FUND

INVESTMENT STRATEGY

■ Portfolio contains primarily U.S. companies that provide products or services intended to prevent physical attacks against citizens or protect them from the effects of physical attacks or natural disasters

■ Invests in companies that derive a significant portion of current sales or expected future growth from areas related to defending against terrorism or mitigating the effects of such attacks.

■ May take larger positions in a smaller number of companies than a "diversified" fund may take.

■ Seeks to capitalize on increased spending on security measures in both the government and the private sectors.

FUND POSITIONING

■ It is likely that the Homeland Security sector will see future growth as a result of significant increases in both government and private funding as the country responds to the need for increased security measures.

■ Stocks exposed to this sector may also provide some downside resistance to any market decline, which is precipitated by a terrorist event.

Six Months Ended 06/30/08

Best Performing Securities:

■ Emergent Biosolutions, Inc.
■ Digimarc Corp.
■ DRS Technologies
■ FLIR Systems
■ Henry Bros Electronics

Worst Performing Securities:

■ Mercury Computer Systems
■ RAE Systems
■ China Security & Surveillance
■ Mine Safety Appliances
■ ID Systems Inc.

TOP HOLDINGS: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
First American Government Obligations Fund	33.4%
Digimarc	6.4%
Cogent	5.1%
Lakeland Industries	4.6%
OSI Systems	3.9%
Applied Signal Technology	3.7%
China Security & Surveillance	3.7%
Mine Safety Appliances	3.6%
Emergent Biosolutions	3.6%
Actividentity	3.5%

SECTOR DIVERSIFICATION: JUNE 30, 2008 [d]

NAME	% OF NET ASSETS
Aerospace & Defense	6.82%
Bio-Terror Detection and Defense	6.03%
Corporate & Personal Security	9.93%
Disaster Response	8.77%
Radiation Detection and Protection	2.47%
Surveillance & Border Security	16.88%
Transportation Security	12.94%
Affiliated Issuers	2.88%
Money Market Securities	33.45%
Other	-0.17%

TOTAL RETURNS: JUNE 30, 2008 [d]

	YTD 2008	ONE YEAR	TWO YEARS	INCEPTD[a]
ANCORA HOMELAND FUND - C[b]	-3.81%	-5.56%	-0.96%	-3.49%
ANCORA HOMELAND FUND - D[b]	-3.55%	-5.09%	-0.29%	-2.97%
WILSHIRE 5000 INDEX[c]	-10.92%	-13.24%	2.24%	3.14%
SPADE DEFENSE INDEX[c]	-17.59%	-13.28%	3.01%	5.51%

(a) Inception data reflects the annualized return since 1/10/06.
(b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The SPADE Defense Index is a modified capitalization-weighted index comprised of publicly traded companies that benchmarks the performance of companies involved with defense, homeland security, and space. The Wilshire 5000 Index measures the performance of all U.S equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. The SPADE Defense Index and the Wilshire 5000 are market indexes and not available for purchase. If you were to purchase the securities that make up these indices, your returns would be lower once fees and/or commissions are deducted.
(d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 1/10/06

The chart above assumes an initial investment of $1,000,000 made on January 10, 2006 (commencement of Fund operations) and held through June 30, 2008. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Aerospace & Defense		
7,500	Allied Defense Group (a)	41,850	
7,500	Kopin Corp. (a)	21,525	
700	L-3 Communications Holdings Inc.	63,609	
15,000	Point Blank Solutions (a)	40,500	
5,000	Sparton Corporation (a)	21,000	
		188,484	6.82%
	Bio-Terror Detection and Defense		
4,500	Combimatrix Corp. (a)	44,955	
25,000	Carrington Laboratories, Inc. (a)	8,250	
500	Cepheid Inc. (a)	14,060	
10,000	Emergent Biosolutions, Inc. (a)	99,300	
		166,565	6.03%
	Corporate and Personal Security		
35,000	Actividentity Corp. (Activcard) (a)	95,500	
21,000	Applied Digital Solutions Inc. (a)	15,960	
10,000	Fortress International Group, Inc. (a)	24,000	
10,000	Henry Bros. Electronics Inc. (a)	59,000	
7,500	ID Systems, Inc. (a)	48,300	
2,365	L-1 Identity Solutions Inc. (a)	31,502	
		274,312	9.93%
	Disaster Response		
10,000	Lakeland Industries (a)	126,800	
2,500	Mine Safety Appliances Co.	99,975	
40,000	TVI Corp. (a)	15,600	
		242,375	8.77%
	Radiation Detection and Protection		
27,500	Implant Sciences Corp. (a)	25,300	
30,000	Rae Systems Inc. (a)	42,900	
		68,200	2.47%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Surveillance and Border Security		
5,000	Security With Advanced Technology, Inc. (a)	3,600	
7,500	Applied Signal Technology Inc.	102,450	
7,500	China Security & Surveillance, Inc. (a)	101,100	
12,500	Digimarc Corp. (a)	177,000	
25,000	EFJ Inc. (a)	43,750	
10,000	ICOP Digital, Inc. (a)	17,000	
4,500	Lasercard Corp. (a)	21,465	
		466,365	16.88%
	Transportation Security		
1,000	American Science and Engineering Inc. (a)	51,530	
12,500	Cogent Inc. (a)	142,125	
10,000	Isonics Corp. (a)	100	
7,500	Mercury Computer Systems, Inc. (a)	56,475	
5,000	OSI Systems Inc. (a)	107,100	
		357,330	12.94%
	Affiliated Issuers		
50,000	Mace Security International (a) (c)	79,500	
		79,500	2.88%
	TOTAL COMMON STOCKS (Cost $3,157,432)	1,843,130	66.72%
	Money Market Securities		
924,019	First American Government Obligations Fund -	924,019	
	Class Y 1.89%, (b) **(Cost $924,019)**	924,019	33.32%
	TOTAL INVESTMENTS (Cost $3,348,612)	2,767,149	100.17%
	Other Assets Less Liabilities	(4,645)	(0.17)%
	TOTAL NET ASSETS	2,762,504	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-interest producing
b) Variable rate security; the coupon rate shown represents the rate at June 30, 2008.
c) Fund, Advisor, and other related entities own more than 5% of security.

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES

ANCORA INCOME FUND CLASS C

ANCORA EQUITY FUND CLASS C

ANCORA SPECIAL OPPORTUNITY FUND CLASS C

ANCORA HOMELAND SECURITY FUND CLASS C

INSTITUTIONAL SHARES

ANCORA INCOME FUND CLASS D

ANCORA EQUITY FUND CLASS D

ANCORA SPECIAL OPPORTUNITY FUND CLASS D

ANCORA HOMELAND SECURITY FUND CLASS D

Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $20,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund or Ancora Homeland Security Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $1,000,000 for the purchase of Class D shares of any of the Funds with subsequent minimum investments of $1,000. The $1,000,000 minimum initial investment for Class D shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class D shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund or Ancora Homeland Security Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

Subsequent Purchases:

Investors may make additional purchases of Class C or Class D shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora Special Opportunity Fund or Ancora Homeland Security Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

Systematic Investment Plan:

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning Purchase of Shares:

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN
AUTOMATIC MONTHLY EXCHANGE
AUTOMATIC CASH WITHDRAWAL PLAN
AUTOMATIC REINVESTMENT OF CASH
DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS
TELEPHONE EXCHANGE
IRA'S AND SEP-IRA'S
QUALIFIED RETIREMENT PLANS
GIFTS - TO MINOR ACCOUNTS
COMBINED CUMULATIVE CONFIRM STATEMENTS

SERVICES

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of June 30, 2008

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Homeland Security Fund
Assets	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Investments in securities:				
At Cost	$20,577,892	$13,755,152	$9,056,248	$3,401,604
At Fair Value	$18,860,362	$13,798,062	$7,832,917	$2,687,649
Investments in Affiliated Issuers:				
At Cost	-	-	$1,200,502	$123,659
At Fair Value	-	-	$1,003,700	$79,500
Cash	-	-	-	2,000
Interest receivable	2,379	1,674	3,290	658
Dividends receivable	86,400	29,241	27,720	-
Receivable for investments sold	198,870	-	103,214	-
Prepaid expenses	4,758	4,378	3,498	3,918
Total assets	19,152,769	13,833,355	8,974,339	2,773,725
Liabilities				
Payable for investments purchased	153,311	124,008	158,342	-
Payable to advisor	15,928	12,190	7,649	2,215
12b-1 fees payable	6,641	8,819	5,059	2,483
Administration fees payable	1,577	1,219	765	227
Accrued expenses	7,350	8,521	12,121	6,296
Total liabilities	184,807	154,757	183,936	11,221
Net Assets:	$18,967,962	$13,678,598	$8,790,403	$2,762,504
(unlimited number of shares authorized)				
Net Assets consist of:				
Paid in capital	21,356,281	12,668,135	10,900,049	3,195,911
Accumulated undistributed net investment Income (loss)	21,176	23,999	208,632	(39,653)
Accumulated net realized gain (loss) on: Investment securities	(691,965)	943,554	(898,145)	364,360
Net unrealized appreciation (depreciation) on: Investment securities	(1,717,530)	42,910	(1,420,133)	(758,114)
Net Assets	$18,967,962	$13,678,598	$8,790,403	$2,762,504

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES - As of June 30, 2008 (continued)

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Homeland Security Fund
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shares Outstanding	2,193,118	1,253,114	2,208,575	337,240
Class C:				
Net assets applicable to Class C shares	11,610,878	9,466,385	5,259,820	1,770,371
Shares outstanding (unlimited numbers of shares authorized)	1,344,936	872,272	1,335,185	206,271
Net asset value, offering price, and redemption price per share	8.63	10.85	3.94	8.58
Class D:				
Net assets applicable to Class D shares	7,356,643	4,212,213	3,530,583	992,133
Shares outstanding (unlimited numbers of shares authorized)	848,182	380,842	873,390	114,081
Net asset value and offering price per share, and redemption price per share	8.67	11.06	4.04	8.70

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF OPERATIONS – For the Six Months Ended June 30, 2008

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Homeland Security Fund
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Investment Income				
Dividend income	$725,656	$165,106	$293,527	$5,080
Interest income	16,189	14,242	26,678	2,381
Total Income	741,845	179,348	320,205	7,461
Expenses				
Investment advisor fee	96,018	73,059	45,989	13,987
12b-1 fees				
Class C	29,743	37,941	20,730	6,817
Class D	9,133	5,617	4,587	1,224
Fund accounting expenses	15,774	16,082	15,698	10,161
Transfer agent expenses	4,637	4,637	5,023	2,306
Legal expenses	3,814	3,814	3,814	3,814
Administration expenses	9,602	7,306	4,599	1,399
Insurance expenses	424	406	606	69
Custodian expenses	2,415	2,044	4,454	910
Auditing expenses	2,550	2,506	3,239	4,239
Printing expenses	877	848	780	559
Trustees expenses	1,037	237	246	518
Miscellaneous expenses	577	575	1,216	578
Registration expenses	466	277	592	533
Total Expenses	177,067	155,349	111,573	47,114
Net Investment Income (Loss)	564,778	23,999	208,632	(39,653)
Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on investment securities	(157,442)	702,356	(554,573)	364,339
Net realized gain (loss) on affiliated investment securities	-	-	-	-
Capital gain distributions from investment companies	-	-	-	-
Change in unrealized appreciation (depreciation) on investment securities	(209,961)	(2,396,568)	(765,266)	(451,904)
Net realized and unrealized gain (loss) on investment securities	(367,403)	(1,694,212)	(1,319,839)	(87,565)
Net increase (decrease) in net assets resulting from operations	$197,375	$(1,670,213)	$(1,111,207)	$(127,218)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Six Months Ended 6/30/08	Ancora Income Fund Year Ended 12/31/07
	(Unaudited)	
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$564,778	$1,047,717
Net realized gain (loss) on investment securities	(157,442)	(137,602)
Net realized gain (loss) on affiliated investment securities	-	3,464
Capital gain distributions from investment companies	-	1,336
Change in net unrealized appreciation (depreciation)	(209,961)	(1,675,156)
Net increase (decrease) in net assets resulting from operations	197,375	(760,241)
Distributions		
From net investment income, Class C	(330,010)	(652,723)
From net investment income, Class D	(213,592)	(394,994)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	(25,412)
From return of capital, Class D	-	(16,921)
Total distributions	(543,602)	(1,090,050)
Capital Share Transactions - Class C		
Proceeds from sale of shares	852,940	1,885,694
Shares issued in reinvestment of dividends	106,118	216,202
Shares redeemed	(267,412)	(1,212,173)
	691,646	889,723
Capital Share Transactions - Class D		
Proceeds from sale of shares	721,788	2,503,171
Shares issued in reinvestment of dividends	173,313	301,247
Shares redeemed	(149,263)	(1,539,220)
	745,838	1,265,198
Net increase in net assets resulting from capital share transactions	1,473,484	2,154,921
Total increase in net assets	1,091,257	304,630
Net Assets		
Beginning of period	$17,876,705	$17,572,075
End of period	$18,967,962	$17,876,705
Accumulated undistributed net investment income	-	-
Capital Share Transactions - C Shares		
Shares sold	94,390	200,315
Shares issued in reinvestment of distributions	11,757	23,086
Shares repurchased	(29,090)	(128,558)
Net increase (decrease) from capital share transactions	77,057	94,843
Capital Share Transactions - D Shares		
Shares sold	79,161	261,978
Shares issued in reinvestment of distributions	19,120	32,077
Shares repurchased	(16,228)	(160,226)
Net increase (decrease) from capital share transactions	82,053	133,829

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Six Months Ended 6/30/08	Ancora Equity Fund Year Ended 12/31/07
	(Unaudited)	
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$23,999	$11,098
Net realized gain (loss) on investment securities	702,356	1,254,516
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	88,435
Change in net unrealized appreciation (depreciation)	(2,396,568)	113,064
Net increase (decrease) in net assets resulting from operations	(1,670,213)	1,467,113
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	(20,629)
From short-term capital gains, Class C	-	(54,456)
From short-term capital gains, Class D	-	(24,341)
From long-term capital gains, Class C	-	(668,794)
From long-term capital gains, Class D	-	(298,944)
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	(1,067,164)
Capital Share Transactions - Class C		
Proceeds from sale of shares	288,770	3,296,026
Shares issued in reinvestment of dividends	-	400,410
Shares redeemed	(423,680)	(3,552,753)
	(134,910)	143,683
Capital Share Transactions - Class D		
Proceeds from sale of shares	217,613	856,655
Shares issued in reinvestment of dividends	-	232,040
Shares redeemed	(300,093)	(2,478,662)
	(82,480)	(1,389,967)
Net increase (decrease) in net assets resulting from capital share transactions	(217,390)	(1,246,284)
Total increase (decrease) in net assets	(1,887,603)	(846,335)
Net Assets		
Beginning of period	$15,566,201	$16,412,536
End of period	$13,678,598	$15,566,201
Accumulated undistributed net investment income	-	-
Capital Share Transactions - C Shares		
Shares sold	24,450	270,656
Shares issued in reinvestment of distributions	-	32,369
Shares repurchased	(36,963)	(290,383)
Net increase (decrease) from capital share transactions	(12,513)	12,642
Capital Share Transactions - D Shares		
Shares sold	18,392	69,125
Shares issued in reinvestment of distributions	-	18,445
Shares repurchased	(25,637)	(193,831)
Net increase (decrease) from capital share transactions	(7,245)	(106,261)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Six Months Ended 6/30/08	Ancora Special Opportunity Fund Year Ended 12/31/07
	(Unaudited)	
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$208,632	($71,043)
Net realized gain (loss) on investment securities	(554,573)	1,159,573
Net realized gain (loss) on affiliated investment securities	-	2,002
Capital gain distributions from investment companies	-	60,437
Change in net unrealized appreciation (depreciation)	(765,266)	(1,783,659)
Net increase (decrease) in net assets resulting from operations	(1,111,207)	(632,690)
Distributions		
From short-term capital gains, Class C	-	(330,089)
From short-term capital gains, Class D	-	(218,593)
From long-term capital gains, Class C	-	(437,648)
From long-term capital gains, Class D	-	(289,821)
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	(1,276,151)
Capital Share Transactions - Class C		
Proceeds from sale of shares	343,240	851,540
Shares issued in reinvestment of dividends	-	281,711
Shares redeemed	(112,657)	(1,615,699)
	230,583	(482,448)
Capital Share Transactions - Class D		
Proceeds from sale of shares	190,359	1,064,975
Shares issued in reinvestment of dividends	-	315,437
Shares redeemed	(180,704)	(2,802,320)
	9,655	(1,421,908)
Net increase (decrease) in net assets resulting from capital share transactions	240,238	(1,904,356)
Total increase (decreases) in net assets	(870,969)	(3,813,197)
Net Assets		
Beginning of period	$9,661,372	$13,474,569
End of period	$8,790,403	$9,661,372
Accumulated undistributed net investment income	-	-
Capital Share Transactions - C Shares		
Shares sold	78,916	156,105
Shares issued in reinvestment of distributions	-	60,453
Shares repurchased	(26,501)	(299,416)
Net increase (decrease) from capital share transactions	52,415	(82,858)
Capital Share Transactions - D Shares		
Shares sold	45,090	191,045
Shares issued in reinvestment of distributions	-	66,129
Shares repurchased	(41,578)	(498,953)
Net increase (decrease) from capital share transactions	3,512	(241,779)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Homeland Fund Six Months Ended 6/30/08	Ancora Homeland Fund Year Ended 12/31/07
	(Unaudited)	
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$(39,653)	$(82,805)
Net realized gain (loss) on investment securities	364,339	291,497
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	-
Change in net unrealized appreciation (depreciation)	(451,904)	(122,691)
Net increase (decrease) in net assets resulting from operations	(127,218)	86,001
Distributions		
From short-term capital gains, Class C	-	(22,245)
From short-term capital gains, Class D	-	(10,297)
From long-term capital gains, Class C	-	(119,295)
From long-term capital gains, Class D	-	(55,220)
Total distributions	-	(207,057)
Capital Share Transactions - Class C		
Proceeds from sale of shares	44,336	439,611
Shares issued in reinvestment of dividends	-	69,169
Shares redeemed	(208,533)	(196,518)
	(164,197)	312,262
Capital Share Transactions - Class D		
Proceeds from sale of shares	82,900	65,102
Shares issued in reinvestment of dividends	-	39,918
Shares redeemed	(48,555)	(224,934)
	34,345	(119,914)
Net increase (decrease) in net assets resulting from capital share transactions	(129,852)	192,348
Total increase (decrease) in net assets	(257,070)	71,292
Net Assets		
Beginning of period	$3,019,574	$2,948,282
End of period	$2,762,504	$3,019,574
Accumulated undistributed net investment income	-	-
Capital Share Transactions - C Shares		
Shares sold	5,000	45,697
Shares issued in reinvestment of distributions	-	7,601
Shares repurchased	(26,140)	(21,176)
Net increase (decrease) from capital share transactions	(21,140)	32,122
Capital Share Transactions - D Shares		
Shares sold	10,000	6,678
Shares issued in reinvestment of distributions	-	4,339
Shares repurchased	(5,748)	(23,371)
Net increase (decrease) from capital share transactions	4,252	(12,354)

*See accompanying notes which are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund CLASS C SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$8.77	$9.72	$9.48	$9.97	$10.00
Income from investment operations					
Net investment income (loss)	0.26 [e]	0.53 [e]	0.51[e]	0.53[e]	0.50
Net realized and unrealized gain (loss)	(0.15)	(0.93)	0.28	(0.47)	(0.03)
Total from investment operations	(0.11)	(0.40)	0.79	0.06	0.47
Less Distributions to shareholders:					
From net investment income	(0.25)	(0.53)	(0.51)	(0.52)	(0.50)
From net realized gain	-	-	-	-	-
From return of capital	-	(0.02)	(0.04)	(0.03)	-
Total distributions	(0.25)	(0.55)	(0.55)	(0.55)	(0.50)
Net asset value, end of period	$8.63	$8.77	$9.72	$9.48	$9.97
Total Return [c]	1.16%[b]	(4.34)%	8.60%	0.60%	4.89% [b]
Ratios and Supplemental Data					
Net assets, end of period (000)	$11,611	$11,124	$11,399	$11,043	$7,585
Ratio of expenses to average net assets [f]	1.94%[d]	2.00%	2.00%	2.00%	2.00% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	1.94% [d]	2.00%	2.04%	2.19%	2.51% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	5.77%[d]	5.62%	5.30%	5.38%	5.54% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	5.77%[d]	5.62%	5.26%	5.17%	5.03% [d]
Portfolio turnover rate	22.63%	60.85%	39.89%	87.08%	84.62%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund CLASS C SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$12.17	$11.95	$10.94	$11.25	$10.00
Income from investment operations					
Net investment income (loss)	0.03 [e]	(0.01) [e]	(0.03) [e]	(0.12) [e]	(0.13)
Net realized and unrealized gain (loss)	(1.35)	1.07	1.40	0.35	1.38
Total from investment operations	(1.32)	1.06	1.37	0.23	1.25
Less Distributions to shareholders:					
From net investment income	-	-	-	-	-
From net realized gain	-	(0.84)	(0.27)	(0.54)	-
From return of capital	-	-	(0.09)	-	-
Total distributions	-	(0.84)	(0.36)	(0.55)	-
Net asset value, end of period	$10.85	$12.17	$11.95	$10.94	$11.25
Total Return [c]	(10.85)% [b]	8.80%	12.49%	1.98%	12.50% [b]
Ratios and Supplemental Data					
Net assets, end of period (000)	$9,466	$10,766	$10,420	$8,823	$6,415
Ratio of expenses to average net assets [f]	2.28% [d]	2.28%	2.30%	2.53%	2.92% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.28% [d]	2.28%	2.30%	2.53%	2.92% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	0.17% [d]	(0.10)%	(0.26)%	(1.06)%	(1.77)% [d]

Ratio of net investment income (loss) to
   average net assets before waiver &
   reimbursement [f] [g]
	0.17% [d]	(0.10)%	(0.26)%	(1.06)%	(1.77)% [d]

Portfolio turnover rate	26.13%	56.21%	67.09%	58.79%	45.33%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund CLASS C SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$4.45	$5.40	$5.33	$5.82	$5.00
Income from investment operations					
Net investment income (loss)	0.09 [e]	(0.04) [e]	(0.02)[e]	(0.07)[e]	(0.04)
Net realized and unrealized gain (loss)	(0.60)	(0.28)	0.26	0.09	0.98
Total from investment operations	(0.51)	(0.32)	0.24	0.02	0.94
Less Distributions to shareholders:					
From net realized gain	-	(0.63)	(0.01)	(0.51)	(0.12)
From return of capital	-	-	(0.16)	-	-
Total distributions	-	(0.63)	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$3.94	$4.45	$5.40	$5.33	$5.82
Total Return [c]	(11.46)% [b]	(6.49)%	4.52%	0.47%	18.73% [b]
Ratios and Supplemental Data					
Net assets, end of period (000)	$5,260	$5,703	$7,376	$5,927	$3,925
Ratio of expenses to average net assets [f]	2.63%[d]	2.47%	2.38%	2.64%	3.16%[d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.63%[d]	2.47%	2.38%	2.64%	3.16%[d]
Ratio of net investment income (loss) to average net assets [f] [g]	4.36%[d]	(0.77)%	(0.43)%	(1.30)%	(1.07%[d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	4.36%[d]	(0.77)%	(0.43)%	(1.30)%	(1.07)%[d]
Portfolio turnover rate	79.41%	133.31%	22.18%	156.99%	110.48%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Homeland Security Fund CLASS C SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06 [a]
	(Unaudited)		
Selected Per Share Data			
Net asset value, beginning of period	$8.92	$9.27	$10.00
Income from investment operations			
Net investment income (loss) (e)	(0.19)	(0.26)	(0.22)
Net realized and unrealized gain (loss)	(0.15)	0.53	(0.51)
Total from investment operations	(0.34)	0.27	(0.73)
Less Distributions to shareholders:			
From net realized gain	-	(0.62)	-
Total distributions	-	(0.62)	-
Net asset value, end of period	$8.58	$8.92	$9.27
Total Return [c]	(3.81)%[b]	2.74%	(7.30)%[b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$1,770	$2,029	$1,810
Ratio of expenses to average net assets [f]	3.56%[d]	3.39%	3.64%[d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	3.56%[d]	3.39%	3.64%[d]
Ratio of net investment income (loss) to average net assets [f] [g]	(3.03)%[d]	(2.75)%	(2.32)%[d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	(3.03)%[d]	(2.75)%	(2.32)%[d]
Portfolio turnover rate	6.16%	22.61%	2.93%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 10, 2006 (commencement of operations) through December 31, 2006.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund CLASS D SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$8.81	$9.76	$9.52	$9.99	$10.00
Income from investment operations					
Net investment income (loss)	0.28 [e]	0.56 [e]	0.53[e]	0.55[e]	0.51
Net realized and unrealized gain (loss)	(0.16)	(0.94)	0.29	(0.47)	(0.02)
Total from investment operations	0.12	(0.38)	0.82	0.08	0.49
Less Distributions to shareholders:					
From net investment income	(0.26)	(0.56)	(0.53)	(0.54)	(0.50)
From net realized gain	-	-	-	-	-
From return of capital	-	(0.01)	(0.05)	(0.01)	-
Total distributions	(0.26)	(0.57)	(0.58)	(0.55)	(0.50)
Net asset value, end of period	$8.67	$8.81	$9.76	$9.52	$9.99
Total Return [c]	1.29%[b]	(4.07)%	8.87%	0.80%	5.10%[b]
Ratios and Supplemental Data					
Net assets, end of period (000)	$7,357	$6,753	$6,173	$5,043	$3,322
Ratio of expenses to average net assets [f]	1.69%[d]	1.75%	1.75%	1.75%	1.75%[d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	1.69%[d]	1.75%	1.79%	1.96%	2.26%[d]
Ratio of net investment income (loss) to average net assets [f] [g]	6.06%[d]	5.89%	5.57%	5.59%	5.88%[d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	6.06%[d]	5.89%	5.53%	5.44%	5.37%[d]
Portfolio turnover rate	22.63%	60.85%	39.89%	87.08%	84.62%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund CLASS D SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$12.37	$12.12	$11.04	$11.30	$10.00
Income from investment operations					
Net investment income (loss)	0.06 [e]	0.05 [e]	0.02[e]	(0.03)[e]	(0.12)
Net realized and unrealized gain (loss)	(1.37)	1.09	1.42	0.31	1.42
Total from investment operations	(1.31)	1.14	1.44	0.28	1.30
Less Distributions to shareholders:					
From net investment income	-	(0.05)	-	-	-
From net realized gain	-	(0.84	(0.27)	(0.54)	-
From return of capital	-	-	(0.09)	-	-
Total distributions	-	(0.89)	(0.36)	(0.54)	-
Net asset value, end of period	$11.06	$12.37	$12.12	$11.04	$11.30
Total Return [c]	(10.59)%[b]	9.35%	13.01%	2.46%	13.00%[b]
Ratios and Supplemental Data					
Net assets, end of period (000)	$4,212	$4,800	$5,993	$6,170	$2,487
Ratio of expenses to average net assets [f]	1.78%[d]	1.78%	1.80%	2.10%	2.43% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	1.78%[d]	1.78%	1.80%	2.10%	2.43%[d]
Ratio of net investment income (loss) to average net assets [f] [g]	0.68%[d]	0.39%	0.20%	(0.57)%	(1.35)%[d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	0.68%[d]	0.39%	0.20%	(0.57)%	(1.35)%[d]
Portfolio turnover rate	26.13%	56.21%	67.09%	58.79%	45.33%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund CLASS D SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04(a)
	(Unaudited)				
Selected Per Share Data					
Net asset value, beginning of period	$4.55	$5.49	$5.38	$5.85	$5.00
Income from investment operations					
Net investment income (loss)	0.10 (e)	(0.02) (e)	0.01(e)	(0.04)(e)	(0.03
Net realized and unrealized gain (loss)	(0.61)	(0.29)	0.27	0.08	1.00
Total from investment operations	(0.51)	(0.31)	0.28	0.04	0.97
Less Distributions to shareholders:					
From net realized gain	-	(0.63)	(0.01)	(0.51)	(0.12)
From return of capital	-	-	(0.16)	-	-
Total distributions	-	(0.63)	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$4.04	$4.55	$5.49	$5.38	$5.85
Total Return (c)	(11.21)% (b)	(6.21)%	5.23%	0.79%	19.33% (b)
Ratios and Supplemental Data					
Net assets, end of period (000)	$3,531	$3,531	$6,098	$7,170	$3,284
Ratio of expenses to average net assets (f)	2.13%(d)	1.97%	1.88%	2.18%	2.67%(d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.13%(d)	1.97%	1.88%	2.18%	2.67%(d)
Ratio of net investment income (loss) to average net assets (f) (g)	4.81%(d)	(0.31)%	0.19%	(0.81)%	(0.76)%(d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f) (g)	4.81%(d)	(0.31)%	0.19%	(0.81)%	(0.76)%(d)
Portfolio turnover rate	79.41%	133.31%	22.18%	156.99%	110.48%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Homeland Security Fund CLASS D SHARES	Six Months Ended 6/30/08	Year Ended 12/31/07	Year Ended 12/31/06 [a]
	(Unaudited)		
Selected Per Share Data			
Net asset value, beginning of period	$9.02	$9.32	$10.00
Income from investment operations			
Net investment income (loss) (e)	(0.10)	(0.22)	(0.17)
Net realized and unrealized gain (loss)	(0.22)	0.54	(0.51)
Total from investment operations	(0.32)	0.32	(0.68)
Less Distributions to shareholders:			
From net realized gain	-	(0.62)	-
Total distributions	-	(0.62)	-
Net asset value, end of period	$8.70	$9.02	$9.32
Total Return [c]	(3.55)%[b]	3.26%	(6.80)%[b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$992	$991	$1,139
Ratio of expenses to average net assets [f]	3.01%[d]	2.93%	3.14% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	3.01%[d]	2.93%	3.14%[d]
Ratio of net investment income (loss) to average net assets [f] [g]	(2.48)%[d]	(2.28)%	(1.78)%[d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	(2.48)%[d]	(2.28)%	(1.78)%[d]
Portfolio turnover rate	6.16%	22.61%	2.93%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 10, 2006 (commencement of operations) through December 31, 2006.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

Ancora Trust
Notes to the Financial Statements
June 30, 2008

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund"), and Ancora Homeland Security Fund ("Homeland Security Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return. The Homeland Security Fund's investment objective is to obtain a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund, other than Homeland Security Fund, is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class D. Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class D shares are offered continuously at net asset value. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements.

Security Valuation - The value of each portfolio instrument held by the Funds is determined by using market prices. Market prices may be determined on the basis of prices furnished by a pricing service. If market quotations are not readily available or if an event occurs after the close of the exchange on which the Funds' portfolio securities are principally traded, which, in the Advisor's opinion has materially affected the price of those securities, the Funds may use fair value pricing procedures established by the Board of Trustees to determine fair value of such securities. When fair value pricing is employed, the prices of securities used by the Funds to calculate their net asset value may differ from quoted or published prices of the same securities.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. In accordance with SFAS No. 157, fair value is defined as the price that would be received by the Fund upon selling an asset or paid by the Fund to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. SFAS No. 157 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs", to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 - quoted prices in active markets for identical securities, Level 2 - other significant observable inputs

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

(including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments). The following is a summary of the inputs used as of June 30, 2008 in valuing the Fund's assets carried at fair value:

Ancora Income Fund Valuation Inputs:	Investments In Securities	Other Financial Instruments
Level 1 – Quoted Prices	$18,860,362	$ -
Level 2 – Significant Other Observable Inputs	-	-
Level 3 – Significant Unobservable Inputs	-	-
Total	$18,860,362	$ -

Ancora Equity Fund Valuation Inputs:	Investments In Securities	Other Financial Instruments
Level 1 – Quoted Prices	$13,798,062	$ -
Level 2 – Significant Other Observable Inputs	-	-
Level 3 – Significant Unobservable Inputs	-	-
Total	$13,798,062	$ -

Ancora Special Opportunity Fund Valuation Inputs:	Investments In Securities	Other Financial Instruments
Level 1 – Quoted Prices	$8,836,617	$ -
Level 2 – Significant Other Observable Inputs	-	-
Level 3 – Significant Unobservable Inputs	-	-
Total	$8,836,617	$ -

Ancora Homeland Security Fund Valuation Inputs:	Investments In Securities	Other Financial Instruments
Level 1 – Quoted Prices	$2,767,150	$ -
Level 2 – Significant Other Observable Inputs	-	-
Level 3 – Significant Unobservable Inputs	-	-
Total	$2,767,150	$ -

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of sub-chapter M of the Internal Revenue Code, as amended, that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. Therefore, no federal income tax provision is required.

Effective June 29, 2007 the Funds adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", a clarification of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 establishes financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 was applied to all open tax years as of the effective date. The adoption of FIN 48 had no impact on the Funds' net assets or results of operations.

As of and during the period ended June 30, 2008, the Funds did not have a liability for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Funds did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, and Homeland Security Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific fund of the Trust are allocated to the individual funds based on each funds' relative net assets or other appropriate basis as determined by the Board.

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, Special Opportunity Fund and Homeland Security Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the period ended June 30, 2008, the Advisor earned fees of $96,018 from the Income Fund, $73,059 from the Equity Fund, $45,989 from the Special Opportunity Fund, and $13,987 from the Homeland Security Fund. At June 30, 2008, payables to the Advisor were $15,928, $12,190, $7,649, and $2,215 for the Income Fund, Equity Fund, Special Opportunity Fund, and Homeland Security Fund, respectively. The Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.75% for Class D shares. These waivers may be discontinued at any time. The Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, Special Opportunity, and Homeland Security Fund in an amount, if any, by which each of the Fund's total annual operating expenses exceed 5% of the average net assets of such fund. No waivers occurred for the period ended June 30, 2008.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other servicers. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the period ended June 30, 2008 the fees paid were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at June 30, 2008
Income Fund			
Class C	0.50%	$ 29,743	
Class D	0.25%	9,133	
		$ 38,876	$ 6,641
Equity Fund			
Class C	0.75%	$ 37,941	
Class D	0.25%	5,617	
		$ 43,558	$ 8,819
Special Opportunity Fund			
Class C	0.75%	$ 20,730	
Class D	0.25%	4,587	
		$ 25,317	$ 5,059
Homeland Security Fund			
Class C	0.75%	$ 6,817	
Class D	0.25%	1,224	
		$ 8,041	$ 2,483

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - continued

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly.   Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the period ended June 30, 2008, Ancora Capital Inc. earned $9,602 from the Income Fund, $7,306 from the Equity Fund, $4,599 from the Special Opportunity Fund, and $1,399 from the Homeland Security Fund.   As of June 30, 2008, Ancora Capital Inc. was owed $1,577, $1,219, $765, and $227 by the Income Fund, Equity Fund, Special Opportunity Fund, and Homeland Security Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges each Fund a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the period ended June 30, 2008, Ancora Securities Inc. received commissions on security transactions of $12,397 for the Income Fund, $8,911 for the Equity Fund, $26,479 for the Special Opportunity Fund, and $685 for Homeland Security Fund.

Effective June 30, 2008, the Trust retains Ancora Securities, Inc. (the "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Advisor and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

NOTE 4. INVESTMENTS

For the period ended June 30, 2008, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Homeland Security Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	5,363,736	3,859,056	7,842,452	175,736
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	4,482,212	3,628,758	7,744,823	731,925

At June 30, 2008, the costs of securities for federal income tax purposes were $20,577,892, $13,755,152, $10,256,750, and $3,525,263 for the Income Fund, Equity Fund, Special Opportunity Fund, and Homeland Security Fund respectively.

NOTE 4. INVESTMENTS - continued

As of June 30, 2008, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Homeland Security Fund
Gross Appreciation	$21,561	$ 363,726	$ 363,726	$ 172,328
Gross (Depreciation)	(1,739,091)	(1,783,859)	(1,798,028)	(930,442)
Net App. (Dep.) on Investments	$ (1,718,181)	$ 42,910	$ (1,420,133)	$ (758,114)

NOTE 5. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of June 30, 2008 Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund Class C	93.86%
Income Fund Class D	95.88%
Equity Fund Class C	95.99%
Equity Fund Class D	97.23%
Special Opportunity Fund Class C	96.24%
Special Opportunity Fund Class D	98.54%
Homeland Security Fund Class C	97.10%
Homeland Security Fund Class D	100.00%

NOTE 6. CAPITAL LOSS CARRYFORWARDS

At June 30, 2008, the Income Fund had available for federal tax purposes an unused capital loss carryforward of $476,959, of which $62,995 expires in 2012, $316,587 expires in 2014 and $97,377 expires in 2015. To the extent this carryforward is used to offset future capital gains, it is probable that the amount offset will not be distributed to shareholders.

NOTE 7. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the period ended June 30, 2008 is as follows:

	Income Fund Class C	Income Fund Class D
Ordinary income	$ 330,010	$ 213,592
Short-term capital gain	-	-
Long-term capital gain	-	-
Return of Capital	-	-
	$ 330,010	$ 213,592

The tax character of distributions paid during the period ended December 31, 2007 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 652,723	$ 394,994	$ -	$ 20,629
Short-term capital gain	-	-	54,456	24,341
Long-term capital gain	-	-	668,794	298,944
Return of Capital	25,412	16,921	-	-
	$ 678,135	$ 411,915	$ 723,250	$ 343,914

	Special Opportunity Fund Class C	Special Opportunity Fund Class D	Homeland Security Fund Class C	Homeland Security Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	330,089	218,593	22,245	10,297
Long-term capital gain	437,648	289,821	119,295	55,220
Return of Capital	-	-	-	-
	$ 767,737	$ 508,414	$ 141,540	$ 65,517

NOTE 7. DISTRIBUTIONS TO SHAREHOLDERS - continued

As of June 30, 2008, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Homeland Security Fund
Accumulated undistributed ordinary income	$ 21,176	$ 23,999	$ 208,632	$ (39,653)
Accumulated undistributed capital gains / (capital loss carryforward)	(691,965)	943,554	(898,145)	364,360
Unrealized appreciation (depreciation)	(1,717,530)	42,910	(1,420,133)	(758,114)
	$ (2,388,319)	$ 1,010,463	$ (2,109,646)	$ (433,407)

The difference between book basis and tax basis unrealized appreciation (depreciation) is attributable to the tax deferral of post-October losses and losses on wash sales. The Income Fund has elected to defer post-October losses of $12,969 and the Special Opportunity Fund has elected to defer post-October losses of $106,816.

NOTE 8. SUBSEQUENT EVENTS

The Board of Directors voted to establish the Ancora MicroCap Fund (Classes C & D) as part of the trust. The commencement of operations was September 2, 2008. The Board of Directors also voted to liquidate the Ancora Homeland Security Fund (Classes C & D) and distribute its assets to the shareholders of that Fund. No new investors were permitted to invest in the Fund after the close of business on August 29, 2008 and the liquidating distribution is targeted for September 30, 2008.

_____

The Funds' Statement of Additional Information ("SAI") includes additional information about the trustees and is available, without charge, upon request. You may call toll-free (866) 626-2672 to request a copy of the SAI or to make shareholder inquiries.

PORTFOLIO HOLDINGS DISCLOSURE POLICY (Unaudited)

The Funds disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (Unaudited)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the twelve month period ended June 30, 2008, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from January 1, 2008 to June 30, 2008.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	01/01/08	06/30/08	01/01/08 to 6/30/08
Actual			
Class C	$1,000.00	$1,011.59	$9.70
Class D	$1,000.00	$1,012.92	$8.46
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,015.22	$9.72
Class D	$1,000.00	$1,016.46	$8.47
* Expenses are equal to the Class C and D fund shares' annualized expense ratio of 1.94% and 1.69% respectively, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity Fund	Beginning Account Value 01/01/08	Ending Account Value 06/30/08	Expenses Paid During the Period* 01/01/08 to 6/30/08
Actual			
Class C	$1,000.00	$891.54	$10.72
Class D	$1,000.00	$894.10	$8.38
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,013.53	$11.41
Class D	$1,000.00	$1,016.01	$8.92

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.28% and 1.78% respectively, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

Ancora Special Opportunity Fund	Beginning Account Value 01/01/08	Ending Account Value 06/30/08	Expenses Paid During the Period* 01/01/08 to 6/30/08
Actual			
Class C	$1,000.00	$885.39	$12.33
Class D	$1,000.00	$887.91	$10.00
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,011.79	$13.16
Class D	$1,000.00	$1,014.27	$10.67

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.63% and 2.13% respectively, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

Ancora Homeland Fund	Beginning Account Value 01/01/08	Ending Account Value 06/30/08	Expenses Paid During the Period* 01/01/08 to 6/30/08
Actual			
Class C	$1,000.00	$961.88	$17.37
Class D	$1,000.00	$964.52	$14.70
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,007.16	$17.77
Class D	$1,000.00	$1,009.90	$15.04

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 3.56% and 3.01% respectively, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [2] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 61	Trustee	Since November 15, 2003	Dean of the College of Business Administration and Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	4	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 73	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	4	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 61	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	4	None.
Austin J. Mulhern 10630 Wyndtree Drive Concord, Ohio 44077 66	Trustee	Since November 15, 2005	Chairman and financial advisor of Tenth Floor, LLC (Internet marketing and technology company) from 2001 to the present; Senior Vice President and Chief Financial Officer of FirstMerit Corporation from 1998 to 1999.	4	None.
Interested Director:					
Richard A. Barone [1] 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122, 66	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman and Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001.	4	The Stephen Company (TSC)
Officers:					
David W. Kuhr 2000 Auburn Dr. Cleveland, OH 44122 47	Chief Compliance Officer	Since October 1, 2003	Ancora Advisors LLC, Chief Compliance Officer; Ancora Securities, Inc., Director of Compliance; Ancora Capital Inc., Director of Compliance	4	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 35	Secretary	Since August 2, 2003	Ancora Advisors LLC, CFO; Ancora Securities, Inc., CFO and Director; Ancora Capital Inc., CFO and Director; Ancora entities, member of the Executive Committee	4	None.

[1] Richard A. Barone is considered an "interested person" as defined in Section 2(a) (19) of the 1940 Act by virtue of his affiliation with the Advisor.

[2] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

DIRECTORS
Richard A. Barone
Raj Aggarwal
Donald Lerner
Austin J. Mulhern
Anne Peterson Ogan

OFFICERS
Richard A. Barone, Chairman and Treasurer
Bradley Zucker, Secretary
David W. Kuhr, Chief Compliance Officer

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Cohen Fund Audit Services, Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, Ohio 44145

LEGAL COUNSEL
McDonald Hopkins Co., LPA
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc.
Member FINRA/SIPC